Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Eye C Better Corp
50155 Via Aldea
La Quinta, CA 92253
http://eyecbetter.com

Up to $1,234,999.81 in Common Stock at $1.21
Minimum Target Amount: $14,999.16

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Eye C Better Corp
Address: 50155 Via Aldea, La Quinta, CA 92253
State of Incorporation: CA
Date Incorporated: June 03, 2021

Terms:

Equity

Offering Minimum: $14,999.16 | 12,396 shares of Common Stock
Offering Maximum: $1,234,999.81 | 1,020,661 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.21
Minimum Investment Amount (per investor): $399.30

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

<u>Time Based:</u>

Friends & Family

Invest within the first 2 days and receive 15% bonus shares

Super Early Bird

Invest within the first 5 days and receive 10% bonus

Early Bird Bonus

Invest within the first week and receive 5% bonus shares

<u>Amount Based:</u>

Stone - $1,000+

Invest $1,000+ and receive an invite to a Private Investor Group via LinkedIn

Bronze - $5,000+

Invest $5,000+ and receive 3% bonus shares and receive an invite to a Private Investor Group via LinkedIn

Silver - $10,000+

Invest $10,000+ and receive 5% bonus shares and receive an invite to a Private Investor Group via LinkedIn

Gold - $20,000+

Invest $20,000+ and receive 7% bonus shares and a 30-min Zoom call with the Founder and receive an invite to a Private Investor Group via LinkedIn

Diamond - $50,000+

Invest $50,000+ and receive 10% bonus shares and a 1-hour Zoom call with the Founder and receive an invite to a Private Investor Group via LinkedIn

Platinum $100,000+

Invest $100,000+ and receive 15% bonus shares and a 1-hour Zoom call with the Founder and receive an invite to a Private Investor Group via LinkedIn

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Eye C Better Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.21 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $121. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Eye C Better Corp. ("Eyecbetter" or the "Company") is a C-Corp. organized under the laws of the state of California. . EyecBetter is a digital healthcare company focused on revolutionizing glaucoma care and screenings. We are currently developing what we believe to be a groundbreaking digital health solution that could empower individuals with glaucoma to take control of their treatment journey. Our patient-centric approach would include personalized analytics, a wearable device for measuring eye pressure (tonometer), a tonometer for clinical use, real-time health coaching, and seamless connectivity to glaucoma healthcare providers, all designed to enhance the overall quality of life for those affected by this condition.

The Company is in the pre-revenue stage of development.

Company's FDA-approval status:

The company is anticipating starting FDA trials in Q4 of 2024 for its tonometry device. We will be seaking 510(k) approval and there are existing predicate tonometry devices currently in clinical use. FDA approval pathway discussed further below.

IP (Intellectual Property):

The Company aims to bring eye healthcare and wearables to market and as such seeks out technology to best serve its mission. The Company currently has two areas of technology for tonometry that are under research and development. The first uses solitary wave-based technology and the other uses speckle pattern technology. The parent company owns subsidiaries that hold agreements with the two universities heading the R&D on these technologies. Eyecbetter NV holds an option agreement with the University of Pittsburgh and eyecbetter DE holds the exclusive global rights agreement with Bar Ilan University. The option agreement with the Univerity of Pittsburgh allows for an agreement on two patents and the executed agreement with Bar Ilan University comes with 24 granted patents.

Univ of Pittsburgh: 04573 62/883,296 8/6/2019 SOLITARY WAVEBASED TRANS-LID TONOMETER US 04573 16/987,020 8/6/2020 SOLITARY WAVEBASED TRANS-LID TONOMETER US

Bar Ilan University: MOTION DETECTION SYSTEM AND METHOD (OPTICAL MICROPHONE) (BIRAD's ref. 7243) Priority: IL184868, 26/07/2007 PCT: PCT/IL2008/001008, 21/07/2008 Country Status Application/patent no. US (United States of America) Granted patent US 8,638,991 EP (European Patent Office) Granted patent EP 2183543 IL (Israel) Granted patent IL 203262 KR (Korea) Granted patent KR 10-1584822 IN (India) Granted patent IN 376/MUMNP/2010 AU (Australia) Granted patent AU 2008278642 CA (Canada) Granted patent CA 2,697,625 METHOD AND SYSTEM FOR NON-INVASIVELY MONITORING BIOLOGICAL OR BIOCHEMICAL PARAMETERS OF INDIVIDUAL (BIRAD's ref. 7320) Priority: US 61/457,202, 28.01.2011 US 61/457,718, 18.05.2011 PCT: PCT/IL2012/050029, 29.01.2012 Country Status Application/patent no. US (CIP-1) (United States of America) Granted patent US 9,668,672 EP (European Patent Office) Granted patent EP 2667778 PCT: PCT/IL2013/050658, 01/08/2013 Priority: 13/564,381, 01.08.2012 (CIP-1); US 61/678,131, 01.08.2012 US (CIP-2) (United States of America) Granted patent US 9,636,041 US (United States of America) Granted patent US 10,390,729 US (United States of America) Patent application pending Us 16/548,037 US (Continuation) (United States of America) Granted patent US 10,398,314 IL (Israel) Granted patent IL 236742 CA (Canada) Granted patent CA 2879255 JP (Japan) Granted patent JP 6645828 JP (Divisional) (Japan) Granted patent JP 3228289 EP (European Patent Office) Abandoned EP 13753907.8 CN (China) Granted patent CN 201380041088.5 HK (Hong Kong) Granted patent HK 1210001A PCT: PCT/IL2015/050100, 28/01/2015 Priority: 14/168,730, 30.01.2014 (CIP-2); IN (India) Abandoned IN 201627025595 IL (Israel) Granted patent IL

246815 CA (Canada) Abandoned CA 2937109 JP (Japan) Granted patent JP 6585064 AU (Australia) Granted patent AU 2015212330 EP (European Patent Office) Granted patent EP 3099223 CN (China) Granted patent CN 201580011995.4 HK (Hong Kong) Granted patent HK 1210001A KR (Korea) Abandoned KR 10-2016-7023964 SYSTEM AND METHOD FOR CALCULATING A CHARACTERISTIC OF A REGION OF INTEREST OF AN INDIVIDUAL (BIRAD's ref. 7527 Priority: 62/594,039, 04/12/2017 PCT: PCT/IL2018/051319, 02/12/2018 Country Status Application no. US (United States of America) Patent application pending US 16/769,054 SYSTEM AND METHOD FOR MONITORING BIOMECHANICAL CHARACTERISTICS OF AN EYE US provisional application No. 63/382,875 November 8, 2022 Country Status Application no. US (United States of America) Patent application pending US 63/382,875

Parent Company (Raising Entity):

Eye C Bettter Corp (CA)

Subsidiaries:

ECB IOP Device Corp (DE)

EyeCbetter Corp (NV)

The parent company, Eye C Better (CA), was founded in California in 2021. ECB IOP Device Corp (DE) has been a 92% owned subsidiary of Eye C Better Corp (CA) since 2021 and Eyecbetter Corp (NV) is a wholly-owned subsidiary of Eye C Better (CA) since 2021. The parent company is a digital healthcare company that delivers patient care using hardware and software. The subsidiaries are companies focused on developing hardware to support healthcare in ophthalmology.

Competitors and Industry

Competitors:

While there are various glaucoma care solutions in the market, we believe Eyecbetter stands out due to its potential no-touch, no-airpuff tonometry, and patient-centered approach. Our focus on addressing the emotional and wellness aspects of glaucoma can set us apart from traditional methods and competitors in the field.

Industry:

The global glaucoma care industry is substantial, with over 6 million people affected in the US alone and a staggering 100 million globally. Despite the prevalence of glaucoma, there remains a significant gap in non-invasive tonometry, patient care coordination, and medication adherence. Eyecbetter seeks to address these critical needs by leveraging innovation and strategic partnerships.

Source: Y.-C. Tham, X. Li, T. Y. Wong, H. A. Quigley, T. Aung and C.-Y. Cheng, "Global prevalence of glaucoma and projections of glaucoma burden through 2040: a systematic review and meta-analysis," Ophthalmology, 2014.

Current Stage and Roadmap

Current Stage:

EyecBetter has made significant strides in its journey to transform glaucoma care. We have secured exclusive technology rights, established partnership with a leading EMR vendor, and we have positive relationships with organizations like the Glaucoma Research Foundation. We believe the Company's ongoing seed financing demonstrates our commitment to growth and innovation.

The company is in the pre-revenue stage of development.

Future Roadmap:

Our future roadmap includes a strong focus on revenue generation and establishing our reach to transform eye care for patients globally. We envision EyecBetter becoming a game-changer in the glaucoma care landscape, with a continued emphasis on preventing blindness, improving lives, and redefining the future of glaucoma care. We are committed to being part of a remarkable journey and invite investors to join us in this visionary movement.

Company's FDA-approval status:

The company is anticipating starting FDA trials in Q4 of 2024 for its tonometry device. We will be seaking 510(k) approval and there are existing predicate tonometry devices currently in clinical use. FDA approval pathway discussed further below.

The Team

Officers and Directors

Name: Joel Molina Solano

Joel Molina Solano's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Executive Officer & Sole Director
  Dates of Service: January, 2020 - Present
  Responsibilities: Develop company objectives and implement proposed plans. Salary: $200 per hour in the form of equity. Joel has never taken cash out of the Company.

Other business experience in the past three years:

- Employer: Glaucoma Specialist
  Title: Acuity Eye Group
  Dates of Service: March, 2017 - Present
  Responsibilities: Clinician

Name: Joy Michelle Glen

Joy Michelle Glen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Sales and Marketing Officer
  Dates of Service: November, 2021 - Present
  Responsibilities: My role is to support all marketing and fundraising campaign initiatives. Salary: $115 per hour

Other business experience in the past three years:

- Employer: HearingLife
  Title: Region Vice President
  Dates of Service: December, 2019 - November, 2021
  Responsibilities: Oversee all marketing for the company.

Name: Alan Michael Goodloe Jr

Alan Michael Goodloe Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Digital Information Officer
  Dates of Service: August, 2021 - Present
  Responsibilities: Responsibilities: Responsible for all IT staff, Technology decisions & Data Assets for the company. Salary: $115 per hour

Other business experience in the past three years:

- Employer: Freelance
  Title: Chief Digital Consultant
  Dates of Service: July, 2020 - October, 2021
  Responsibilities: Chief Advisor to global Manufacturing, CPG, Logistics and Private Equity organizations focused on delivering data modernization strategies & blueprints, innovation accelerators and new product disruption opportunities.

Name: Matthew George Rhodes

Matthew George Rhodes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO Consultant
  Dates of Service: November, 2021 - Present
  Responsibilities: Responsible for all financials including projections. Salary: $125 per hour, 5-10 hours per week

Other business experience in the past three years:

- Employer: WSAudiology
  Title: Vice President, Strategy & Business Development
  Dates of Service: April, 2019 - November, 2022
  Responsibilities: Member of Executive Leadership Team. Oversight of Program Management Office (PMO), Mergers & Acquisitions (M&A), and Business Intelligence & Analytics (BI)

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information

about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our EyeCBetter products. Delays or cost overruns in the development of our EyeCBetter products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that EyeCBetter products are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies.

As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 24 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly

skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joel Molina Solano	6,306,063	Common Stock	38.46%
Chadwick Wasilenkoff	4,799,813	Common Stock	29.28%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,020,661 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 16,504,623 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 25,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $399,885.00
  Number of Securities Sold: 817,350
  Use of proceeds: Seed 1 Device and Platform R&D
  Date: January 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $320,000.00
  Number of Securities Sold: 320,000
  Use of proceeds: Seed II Device and Platform R&D
  Date: March 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $350,000.00
  Number of Securities Sold: 175,000
  Use of proceeds: Seed III: Device and Platform R&D
  Date: July 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Eyecbetter is a pre-revenue company. Options for the company to operate include generating revenue as quickly as possible or raising capital. The company is currently pursuing a crowdfunding campaign in an effort to raise capital and will be continuing its capital raising efforts with institutional investors following the completion of the crowdfunding campaign. In addition, the company has a digital therapeutic that is now operational and ready to launch. We anticipate our therapeutic products will be launched upon the successful raise of roughly $2.5 million.

Foreseeable major expenses based on projections:

Major company expenses fall into three categories: (1) R&D for our hardware and software products; (2) Corporate expenses that occur as a normal state of operating (licenses, legal counsel, vendors, clinical trials, FDA approval); and (3) Human resources.

Future operational challenges:

Eyecbetter is facing a number of operational challenges in the future, including:

Data management and security: Eyecbetter will be collecting and storing a large amount of patient data. This data must be securely managed and protected from unauthorized access or disclosure. Eyecbetter will need to invest in robust data security and privacy measures.

Interoperability: Devices and systems need to be interoperable with other healthcare systems, such as electronic health records (EHRs) and telemedicine platforms. This can be challenging, as there is no single standard for interoperability in healthcare. Eyecbetter will need to work with other stakeholders to develop and implement interoperability solutions.

Reimbursement: Reimbursement for remote health monitoring services is still in its early stages of development. We will need to work with payers to develop and implement sustainable reimbursement models.

Patient engagement: It is important for patients to be engaged in their own care, especially when it comes to remote healthcare. We are developing strategies to educate and support patients in using our software and devices and managing their data. We believe that our patient care coordinators are the key to keeping patients engaged.

Workforce shortages: The healthcare industry is facing a shortage of skilled workers, and the remote health sector is no exception. Eyecbetter is working with companies to train people with visual disabilities which represent a population of underemployed qualified workers.

Future challenges related to capital resources:

Eyecbetter faces a number of challenges to future capital resources, including:

Climate change: Climate change is a major threat to global economic growth and stability. Corporations will need to invest in climate change mitigation and adaptation measures, which could put a strain on their capital resources.

Demographic shifts: The global population is aging and becoming more urbanized. These demographic shifts will create new demands on corporations and their capital resources. For example, corporations will need to invest in new products and services to meet the needs of the aging population, and they will need to invest in infrastructure and services to support the growing urban population. We anticipate that eyecbetter's users will increase as the global population ages given that eye disease is more prevalent in older individuals.

Technological change: Technological change is happening at an unprecedented pace. Corporations will need to invest in new technologies to stay competitive, which could put a strain on their capital resources. While eyecbetter has the only non-contact, non-airpuff technology known to its management, it will need to continue to be at the forefront of patient centric and user-friendly technologies. However, acquiring new technologies can be expensive, and corporations need to carefully evaluate the potential return on investment before making these acquisitions.

Geopolitical instability: The world is becoming increasingly unstable, with geopolitical risks such as trade wars and regional conflicts. These risks could disrupt global supply chains and make it more difficult for corporations to access capital.

Rising interest rates: Central banks are raising interest rates in an effort to combat inflation. This could make it more expensive for corporations to borrow money, which could limit eyecbetter's investment in capital resources.

Investing in renewable energy: Corporations are under increasing pressure to reduce their carbon footprint and invest in renewable energy. However, investing in renewable energy can be expensive. Eyecbetter will need to find ways to finance these investments without sacrificing their long-term profitability.

Developing new products and services for emerging markets: Emerging markets are growing rapidly, and corporations need to develop new products and services to meet the needs of these markets. However, investing in emerging markets can be risky, and corporations need to carefully manage their capital resources to avoid overexposure.

Future milestones and events:

Eyecbetter will be required to conduct clinical evaluation of the device for both FDA Clearance and CE Marking. The iCare Home tonometer will be used as the predicate device for FDA 510(k) submission and thus provides guidance for the required clinical trial.

The company will conduct a prospective, observational multi-center clinical trial to assess the safety of the device and determine the measurement agreement between self-measured IOP and clinic measured IOP by Goldman applanation tonometry. Performance goals for agreement are called out in ANSI Z80.10-2009. The trial is expected to have roughly 400 participants maximum at five US sites. The protocol will consist of the following steps:

· Patient training on home IOP measurement.

· Multiple (3) self-measurements without assistance using the eyecbetter device.

· Three measurements by clinical staff using Goldmann applanation tonometry.

Patient data will be collected using other testing procedures and evaluations such as auto- refraction, auto-keratometry, discomfort assessment, assessment of fluorescein staining of the cornea and Oxford scheme grading of any corneal epithelial defects, and corneal pachymetry.

Each participant will spend no more than 4 hours in the study and the trial is expected to last 2-4 months.

Study Summary:

· 5 US sites

· 400 participants

· $100 stipend per participant

· $5,000 for IRB approval

· $200,000 for study design and statistical analysis

· $500 per patient for clinic time and staff

· Misc. budget items include equipment, travel, site startup costs Estimated cost of Study: $505,000

Eyecbetter plans to sell the Home-IOP device primarily in the US market and secondarily in Canada, the European Union, Brazil, UK, Japan, and Australia.

FDA Clearance for the US market – The eyecbetter Home-IOP device is a Class II device and will require a 510(k) premarket submission made to FDA to demonstrate that the device is safe and effective. The company will be required to conduct a clinical trial to show the device meets performance goals. The FDA typically responds to a 510(k) submission within 90 days.

Regulatory Clearance in the European Union – The eyecbetter Home-IOP device will be regulated as a Class IIa Medical Device in the European Union under the EU's Medical Device Regulation (MDR EU 2017/745). To market the product in Europe and many other countries in the world, the company will submit a Technical File to our European Notified Body to request a CE Mark (Conformitè Europëenne). The CE Mark represents a manufacturer's declaration that the product complies with all EU-wide requirements.

Eyecbetter will implement a Quality System that conforms to both ISO-13485 and FDA's Title 21 CFR 820 regulation. These regulations specify requirements specific to the design and manufacture of medical devices. The Company will use BSI (https://www.bsigroup.com/en- US/) as its Notified Body and be audited under the Medical Device Single Audit Program (MDSAP). The MDSAP audit is recognized by regulatory bodies in the United States, Canada, Brazil, Australia and Japan.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2023, the Company has capital resources available in the form of $100,000 cash on hand. The company also has access to shareholder loans and an existing line of credit of $30,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support ongoing R&D for the company's wearable device and it's digital care platform.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 98% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company has a historical average monthly burn rate of $47,000 based on the number of months since inception and the total capital raised to date. That is only a historical average and there are months where the burn rate is more or less that that figure. If the Company raises the minimum offering amount, we anticipate the Company will need to reduce costs but will be able to operate for approximately 1 year. During this time the company will focus on further capital raises until such time that the company's digital therapeutic can be launched.

How long will you be able to operate the company if you raise your maximum funding goal?

The company has a historical average monthly burn rate of $47,000 based on the number of months since inception and the total capital raised to date. That is only a historical average and there are months where the burn rate is more or less than that figure. If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 1 year due to the increased monthly burn rate anticipated for growth, however management estimates being able to generate revenue about 6 months following the raise of the initial $1.235 million dollars of this current raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has access to loans from the company founder, Joel Solano.

Indebtedness

- Creditor: Joel M. Solano
  Amount Owed: $6.00
  Interest Rate: 150000.0%
  Nature/ amount of interest in the transaction: Promissory note agreement Material Terms: On June 12, 2023, the company entered into a promissory note agreement with Joel M. Solano (one of the shareholders) in the amount of $150,000. The loan bears an interest rate of 6% per annum and has maturity date set on June 12, 2024.

Related Party Transactions

- Name of Entity: Joel M. Solano
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Promissory note agreement
  Material Terms: On June 12, 2023, the company entered into a promissory note agreement with Joel M. Solano (one of the shareholders) in the amount of $150,000. The loan bears an interest rate of 6% per annum and has maturity date set on June 12, 2024.

Valuation

Pre-Money Valuation: $19,970,593.83

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) the Company has no Preferred Stock outstanding; and

(ii) the Company has no outstanding or reserved options, warrants, or other securities with a right to purchase shares.

We believe there are no direct competitors to eyecbetter. This is positive news from a competitive landscape perspective, but it makes comparable analysis challenging, especially among privately held companies. Dexcom is a wearable device company focused exclusively in the diabetes market. Unlike the eyecbetter and eye health market, diabetes is one of the more competitive markets in remote health monitoring. Dexcom went public in 2006 as a pre-commercial company with its first-generation device not being available prior to launch. They went public at nearly the same stage that eyecbetter is now, at a pre-IPO valuation of $300 million. The population prevalence of diabetes to glaucoma is about 5x which would translate to a current pre-money valuation of eyecbetter (when compared to Dexcom at its pre-launch and pre-commercial stage) of about $60 million. [https://www.cdc.gov/diabetes/data/statistics-report/index.html] Eyecbetter's wearable has not received FDA approval which we believe could double the value of the company. We currently are raising money at a $20MM pre-money with the additional compelling factors that include no direct competitor, stickier disease that leads to irreversible blindness, and arguably greater patient fear of sight impairment. We believe that eyecbetter could outperform Dexcom adjusted for population disease prevalence.

Eyecbetter is seeking to raise at a PMV that is 6.7% of Dexcom's $300M PMV in their 2006 IPO.

When Dexcom was valued at $300M, their wearable device had just been FDA approved. Eyecbetter's wearable has a predicate device and will be undergoing FDA trials in late 2024. Given this analysis, we believe having a PMV that is 6.7% of Dexcom is justified.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.16 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium Fees
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,234,999.81, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  34.5%
  We will use 34.5% of the funds raised for development of the company's tonometry medical device.

- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including the following roles: Patient Care Coordinators, Engineers (software, hardware), Light Scientists, Sales and Marketing, Information Officers, customer service personnel, compliance officer.Wages to be commensurate with training, experience and position.

- Corporate Expenses:
  30.0%
  We will use 30% for ongoing normal corporate expenses including compliance, legal, as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://eyecbetter.com (http://eyecbetter.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/eyecbetter

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Eye C Better Corp

[See attached]

EYE C BETTER CORP.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Eye C Better Corp.
Indio, California

We have reviewed the accompanying consolidated financial statements of Eye C Better Corp. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, consolidated statement of shareholders' equity (deficit), and consolidated cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 5, 2023
Los Angeles, California

EYE C BETTER CORP.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	539,597	$	429,510
Total Current Assets		**539,597**		**429,510**
Total Assets	**$**	**539,597**	**$**	**429,510**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	1,185	$	1,911
Total Current Liabilities		**1,185**		**1,911**
Total Liabilities		**1,185**		**1,911**
STOCKHOLDERS EQUITY				
Common Stock		162		135
Additional Paid in Capital		1,254,813		454,841
Retained Earnings/(Accumulated Deficit)		(716,563)		(27,377)
Total Stockholders' Equity		**538,412**		**427,599**
Total Liabilities and Stockholders' Equity	**$**	**539,597**	**$**	**429,510**

See accompanying notes to financial statements.

EYE C BETTER CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	210,947	5,061
Research and Development	380,743	8,258
Sales and Marketing	97,517	8,750
Total operating expenses	689,207	22,069
Operating Income/(Loss)	(689,207)	(22,069)
Interest Expense	-	-
Other Loss/(Income)	(20)	(4)
Income/(Loss) before provision for income taxes	(689,186)	(22,064)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (689,186)**	**$ (22,064)**

See accompanying notes to financial statements.

EYE C BETTER CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock			Additional Paid In Capital		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity
	Shares		Amount					
Balance—December 31, 2020				$	**29,990**	$	**(5,312)**	$ **24,678**
Issuance of Stock	13,517,700	$	135		424,851			424,986
Net income/(loss)							(22,064)	(22,064)
Balance—December 31, 2021	**13,517,700**		**135**		**454,841**	$	**(27,377)**	$ **427,599**
Issuance of Stock	2,730,581		27		799,973			800,000
Net income/(loss)							(689,186)	(689,186)
Balance—December 31, 2022	**16,248,281**	$	**162**	$	**1,254,813**	$	**(716,563)**	$ **538,412**

See accompanying notes to financial statements.

EYE C BETTER CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(689,186)	$	(22,064)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Credit Cards		(726)		1,896
Net cash provided/(used) by operating activities		**(689,913)**		**(20,168)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		800,000		424,986
Net cash provided/(used) by financing activities		**800,000**		**424,986**
Change in Cash		110,087		404,817
Cash—beginning of year		429,510		24,693
Cash—end of year	**$**	**539,597**	**$**	**429,510**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Eye C Better Corp. was incorporated on June 3, 2021 in the state of California. The fully owned subsidiaries ECB IOP Device Corp. was incorporated on July 14, 2021 in the state of Delaware and fully Eye C Better Corp was incorporated on August 27, 2020. Subsidiaries are just holding companies for different technologies whereas business activities are recorded on Eye C Better Corp (Californian Corporation). The consolidated financial statements of Eye C Better Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Indio, California.

Eye C Better is the pioneer in digital healthcare for chronic eye disease. Starting with glaucoma, we are making glaucoma management more effective and accessible by providing ongoing digital care between clinic visits. Eye C Better will go to market in 2H 2023, leading with glaucoma solutions. We are the first and only glaucoma digital healthcare company, seeking to solve the problem of inaccessible glaucoma treatment and the lack of care coordination for people with glaucoma.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $63,773 and $124,109, respectively.

Income Taxes

Eye C Better Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Eye C Better App will go to market 2H 2023 as a digital therapeutic that increases medication adherence and patient engagement. The app is built on Medicare's regulations and codes for Principal Care Management and Remote Therapeutic Monitoring. When the tonometer is launched, it will work in tandem with the digital app

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and December 31, 2021 amounted to $97,517 and $8,750, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 5, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Stock at a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 16,248,281 and 13,517,700 were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 25,000,000 shares of Preferred Stock at a par value of $0.00001 par value. As of December 31, 2022, and December 31, 2021, no Preferred Shares were issued and outstanding.

4. DEBT

The Company has no debt outstanding as of December 31, 2022.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (205,653)	$ -
Valuation Allowance	205,653	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (207,238)	$ (1,585)
Valuation Allowance	207,238	1,585
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $694,499, and the Company had state net operating loss ("NOL") carryforwards of approximately $694,499. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

On June 12, 2023, the company entered into a promissory note agreement with Joel M. Solano (one of the shareholders) in the amount of $150,000. The loan bears an interest rate of 6% per annum and has maturity date set on June 12, 2024.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through September 5, 2023, which is the date the financial statements were available to be issued.

On June 12, 2023, the company entered into a promissory note agreement with Joel M. Solano (one of the shareholders) in the amount of $150,000. The loan bears an interest rate of 6% per annum and has maturity date set on June 12, 2024.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $689,207, an operating cash flow loss of $689,913, and liquid assets in cash of $539,597, which less than a year'a worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Eyecbetter is not live or open to the public at this moment.

GET A PIECE OF EYECBETTER

Because Life is Worth Seeing

Eye C Better Corp. ("EyecBetter" or the "Company") is a medical technology company seeking to transform eye healthcare with its anticipated AI-driven smart devices and ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


eyecbetter
Because Life is Worth Seeing

$0 Raised

REASONS TO INVEST

- Every day, all over the world, millions of eye exams include a pressure measurement to screen for the blinding disease called glaucoma. Nobody likes the current methods of measuring eye pressure that include either poking at the eye or using an air-puff test.
- EyecBetter's anticipated device can operate with no-touch and no-puff, while using only light and sound to measure eye pressure. Backed by licensed 24 patents, our wearable tech can boast exclusive rights for ophthalmology and can be used in the clinical setting as well as people's own home.
- A Visionary Shift: Led by Founder and CEO, Joel M. Solano, MD, a board-certified and fellowship-trained glaucoma specialist, we believe EyecBetter is propelling toward the noble mission of improving lives and preventing blindness.

Invest Now
$1.21 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$399.30	$19.97M

THE PITCH

Pioneering Digital Ophthalmology Healthcare Covered by Health Insurance


*This video is an animated representation of the eyecbetter experience.
eyecbetter
EYECBETTER.COM
eyecbetter
01:35

At eyecbetter, we're on a mission to revolutionize glaucoma screenings and glaucoma care. Our groundbreaking digital health solution, believed to be the first of its kind, empowers individuals with glaucoma to take charge of their treatment journey and embrace a lifetime of vision. Through cutting-edge technology, we're developing a patient-centric experience that can offer personalized analytics (including eye pressure measurements), real-time health nudges (with human care-coordinator coaching), and seamless connectivity to glaucoma healthcare providers between clinic appointments.

By addressing the emotional and wellness aspects of glaucoma alongside medication adherence, we're not just seeking to prevent blindness, we're seeking to enhance the overall quality of life for those affected by this condition.

Our Mission

By addressing the emotional and wellness aspects of glaucoma alongside medication adherence, we're not just seeking to prevent blindness, **we're seeking to enhance the overall quality of life** for those affected by this condition.





THE PROBLEM & OUR SOLUTION

No-touch, no-airpuff Tonometry and Glaucoma Care Integrated into Daily Life

Glaucoma, the leading cause of irreversible blindness, has earned the ominous moniker "Silent Thief of Vision" – with a significant disconnect between the healthcare that is currently being provided and how patients are experiencing it. The moment of diagnosis often leaves patients bewildered and anxious, while doctors struggle to extend care beyond clinic walls. With medication adherence rates as low as 16%, patients are vulnerable to vision loss, mental health challenges, and compromised daily activities (Source). Eyecbetter is hoping to tackle this pressing issue head-on, potentially redefining ophthalmologic health and preventing blindness. Our mission is clear: transform the glaucoma treatment journey, where patients face a lifelong commitment to medication adherence and regular check-ups to preserve and prolong their sight. We believe that our solutions will not only address this gap but also help all individuals, especially those with glaucoma, navigate their treatment journeys with confidence and improved quality of life.

The **eyecbetter** digital therapeutic is our first solution and entry point into pioneering digital glaucoma healthcare:

- Our patient experience provides **personalized analytics**, real-time health nudges, and connects the glaucoma patient to their eye care provider between clinic appointments



07:46
eyecbetter
Daily Focus
Medication Tracking
Nudges
Education
Connected Care
seewell™ Score
Engage
Resources

- We use technology to transform glaucoma care to be personalized and empowering
- We incorporate AI driven health signals, **translating data into actionable health signals** that improve patient outcomes
- Our digital health therapeutic will be offered through providers, organizations, and major health plans on a per patient, per month subscription service

Eyecbetter anticipates offering personalized analytics, real-time health coaching, and soon a wearable, no-touch, no-airpuff tonometer for eye pressure measurements. We anticipate that our novel, touchless tonometer can be able to measure eye pressure without discomfort, eliminating barriers to screening tests and regular monitoring. As a supplement to our innovative wearable tech, our patient care platform could revolutionize ophthalmologic health through a patient-provider digital care model, potentially keeping glaucoma patients connected and engaged beyond clinic walls and in between visits. Physicians are at the heart of our mission, benefitting from our business model that drives revenue while enhancing patient care, all with Medicare reimbursement already in place.

Physicians gain a powerful tool to deliver care outside their offices by using the eyecbetter ancillary care platform. Our patient-facing app can ensure continuous communication, education, and medication adherence tracking.

Through our patented technology and unwavering dedication we believe we will empower patients, connecting them to their providers, and redefining what it means to live with a disease that to date has no cure.

THE MARKET & OUR TRACTION

Empowering Patients with Accessible, Daily Care

The widespread use of smartphones is driving a world where people have a health coach in their pocket for whatever chronic disease ails them. We believe eyecbetter can be a game-changer in the glaucoma care landscape by leveraging innovation and strategic partnerships to address critical needs. In the US alone, there are over 6 million people with glaucoma, and the global number is even more staggering at over 100 million. The urgency for this transformative solution is evident by the high number of people that continue to lose vision to this day. The lack of non-invasive tonometry, inadequate patient care coordination and the alarming 16% to 70% non-adherence rate to medication regimens, highlights the pressing need for a revolutionary approach like eyecbetter's (Source).



100M
Individuals Battling Glaucoma Globally
Total Addressable Market in the US
6M
Individuals Affected by Glaucoma
85%
Use Smartphones
16%–70%
of Glaucoma Patients are not Adherent to Medication Regimens

Under the leadership of industry experts, including Dr. Joel M. Solano and with the insights of 7-time gold medal Paralympian and glaucoma patient Amy Dixon, eyecbetter is seeking to drive change. With the backing of exclusive rights from Bar-Ilan University, partnerships with leading EMR vendors, the Glaucoma Research Foundation, and a focused sales team fostering connections, we believe we're poised for swift adoption. Our funding success, ongoing seed financing, and future roadmap to profitability underscore our commitment to transforming eye care.


I feel like I suddenly have a health coach with me all the time. I really never understood my glaucoma and now I am much more active with my treatment. Thank you, eyecbetter!
— Blanche (Patient)
I was so worried that I was going to go blind and now with eyecbetter, I have a clear understanding of what I need to do to preserve my vision.
— Maria (Patient)
This transforms the moment I diagnose glaucoma. I am now confident that my patients will follow through with my treatment recommendations.
— Dr. Kevin

*The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.

*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY INVEST

Join a Visionary Movement


Join us in our mission
to empower people with glaucoma to be active participants in their therapy and enjoy a Lifetime of Vision.

Invest in more than just a company; invest in a movement that we believe will transform glaucoma care as we know it. With our anticipated no-touch, no-airpuff solutions, you can be part of an industry revolution, fighting against vision loss and sharing our unwavering passion. Your investment dollars will fuel a solution ready to change how people with eye diseases receive care, elevating their quality of life and addressing a pressing global problem. Join us in preventing blindness, improving lives, and being part of a remarkable journey to redefine the future of glaucoma care.

Don't miss this incredible investment opportunity!

ABOUT

HEADQUARTERS
50155 Via Aldea
La Quinta, CA 92253

WEBSITE
View Site

Eye C Better Corp. ("EyecBetter" or the "Company") is a medical technology company seeking to transform eye healthcare with its anticipated AI-driven smart devices and connected care. The Company is in the pre-revenue stage of development. The Company's products are not available to the general public and the Company is in the FDA-approval process.

TEAM



Joel Solano
Founder & Chief Executive Officer

Dr. Solano is a board certified, and fellowship trained anterior segment surgeon and glaucoma specialist. He completed his medical training at the world-renowned Mayo Clinic's main campus in Rochester, MN and has over 15 years of experience with diagnosing and treating patients with severe eye disease. Dr Solano's expertise includes medical, laser, and surgical treatments of glaucoma.



Joy Glen
Chief Sales and Marketing Officer

Joy is a target driven healthcare transformer with 20 years of executive leadership experience, optimizing go-to-market strategies and revenue efficiencies for healthcare companies. Joy has repeated success in creating top performing teams that bring innovative healthcare solutions to market. Her experience spans Audiology and Ophthalmology healthcare, with a focus on telehealth and med-tech solutions that increase patient outcomes and improve quality of life.



Alan Goodloe
Chief Digital Information Officer

Alan has over 20 years of IT experience and 15 years in executive level positions. He has a proven track record with building highly scalable solutions and enabling data monetization strategies that have yielded multi-million-dollar benefits for some of the best-known brands in the world including Avery Dennison, Coca-Cola, Costco, Lexmark & UPS.



Matthew Rhodes
CFO Consultant

Matt Rhodes has extensive experience in business and investment management spanning multiple industries over 25 years. He has a knack for simplifying complexities and bringing people together toward common objectives.

Matthew is part time and works 5-10 hours per week

TERMS

Eyecbetter

Overview

PRICE PER SHARE
$1.21

VALUATION
$19.97M

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$399.30

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.81

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
12,396

MAX NUMBER OF SHARES OFFERED
1,020,661

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time Based:

Friends & Family

Invest within the first 2 days and receive 15% bonus shares

Super Early Bird

Invest within the first 5 days and receive 10% bonus

Early Bird Bonus

Invest within the first week and receive 5% bonus shares

Amount Based:

Stone - $1,000+

Invest $1,000+ and receive an invite to a Private Investor Group via LinkedIn

Bronze - $5,000+

Invest $5,000+ and receive 3% bonus shares and receive an invite to a Private Investor Group via LinkedIn

Silver - $10,000+

Invest $10,000+ and receive 5% bonus shares and receive an invite to a Private Investor Group via LinkedIn

Gold - $20,000+

Invest $20,000+ and receive 7% bonus shares and a 30-min Zoom call with the Founder and receive an invite to a Private Investor Group via LinkedIn

Diamond - $50,000+

Invest $50,000+ and receive 10% bonus shares and a 1-hour Zoom call with the Founder and receive an invite to a Private Investor Group via LinkedIn

Platinum $100,000+

Invest $100,000+ and receive 15% bonus shares and a 1-hour Zoom call with the Founder and receive an invite to a Private Investor Group via LinkedIn

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Eye C Better Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.21 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $121. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Eyecbetter.

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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. StartEngine Bulletin Board ("SE BB") is a bulletin board platform that advertises interest in shares of private companies that previously executed Reg CF or Reg A offerings. SE BB enables shareholders to communicate interest in potential sales of shares in private companies and investors to discover, review, and potentially invest in private companies. As a bulletin board platform, SE BB provides a venue for investors to access information about private company offerings and connect with potential sellers. SE BB is distinct and separate from StartEngine Secondary ("SE Secondary"), which is an SEC-registered Alternative Trading System (ATS) operated by SE Primary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. While a security may be displayed on the bulletin board, these securities will be subject to certain restrictions which may prevent the ability to buy and sell these securities in a timely manner, if at all. Even if a security is qualified to be displayed on the bulletin board, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I started losing my eyesight to a treatable illness in my twenties, but that didn't stop me from becoming a Paralympian two-time national champion and world champion. Now, I'm doing everything in my power to make sure that future generations have the support and care needed to prevent blindness. This is going to change lives.

Amy didn't let Glaucoma beat her. As an ophthalmologist, I help my patients do everything they can so that it doesn't beat them.

Glaucoma is the leading cause of irreversible blindness affecting over a hundred million people all over the world. It can strike at any age and it's caused by high pressure in the eye that damages the optic nerve. But preventing blindness requires ongoing eye pressure testing to monitor the glaucoma's progression. That means uncomfortable testing devices that require either poking at the eye or blowing a startling puff of air into the eye. And even then, it's only when patients go to their doctor, which is far too infrequent.

Just like people with diabetes checking their blood sugar daily, people with glaucoma should and deserve to be able to measure their eye pressure daily. That's why we created IC better, an affordable system that makes both in-office and daily at-home eye pressure checks accurate, easy, and pain-free without any of the poking.

Our wearable device uses new technology that utilizes light and sound waves to precisely measure eye pressure without contact. Results are then shared with the patient's doctor through our digital health platform, so any needed treatment changes can immediately be made to save sight. Our digital platform also offers live coaching from healthcare coordinators to assist people in living with their disease. And we've pledged to hire the majority low vision and blind personnel to do it in offices. We aim to make IC better, the new discomfort-free standard for eye pressure testing. During the hundreds of millions of eye exams that are done annually in homes, we aim to empower millions to monitor their eye health from the comfort of their bedrooms. I See Better is covered by insurance, just like other glaucoma-related treatments. This allows IC better to generate revenue each time. Our device and platform are prescribed by doctors. We've raised $1.2 million to date, secured 24 patents, and have a global exclusive contract to use this novel pressure measuring technology for eye disease. We believe we've assembled a powerhouse team, complete with Dr. Kirk Adams, former president and CEO of the American Foundation for the Blind. Now we're on track to undergo FDA trials in late 2024, followed by large-scale manufacturing of our clinical and wearable devices. There's light at the end of the tunnel to help protect hundreds of millions of people from irreversible but preventable blindness. Invest in IC better today.

Glaucoma is the leading cause of irreversible blindness and is due to elevated eye pressure. The only treatment for glaucoma is to lower that pressure.

Imperative to managing this disease is to get more regular and accurate pressure measurements. The IC better solution is to measure eye pressure using a light source that bounces off the eye. A camera captures an image of the reflected light, which is recorded as a speckle pattern, similar to the way wind creates ripples on a pond.

Sound waves create ripples on the surface of the eye. When eye pressure is high, sound waves produce smaller ripples. These changing ripples alter the way light reflects from the eye, and these reflections are captured in over 12,000 new speckle patterns.

Proprietary AI-driven algorithms resolve the eye pressure from the changing speckle patterns. The device connects with the user's smartphone and measures and tracks their pressure, but we'll also send reminders to them when it's time to take their drops. When patients forget to take their drops, or if the drops become ineffective, eye pressure can rise to damaging levels. A notification is sent when eye pressure is no longer in the desired range.

Should the eye pressure remain at damaging levels, an additional notification is then sent to the patient's doctor. The doctor's office staff will then contact the patient for an in-person office visit to get pressures back to non-damaging levels.

IC better is the pioneer of glaucoma digital healthcare. Come join us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ARTICLES OF INCORPORATION

OF

Eye C Better Corp.

1. The name of the corporation is Eye C Better Corp.

2. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

3. The name and street address in the State of California of this corporation's initial agent for service of process is:

Legalzoom.com, Inc.

4. The initial street address of this corporation is 82663 Redford Way, Indio, CA 92201

5. a) The corporation is authorized to issue two classes of shares, each with $.00001 as par value, designated "Common Stock" and "Preferred Stock", respectively.

The number of shares of Common Stock authorized to be issued is 100,000,000
The number of shares of Preferred Stock authorized to be issued is 25,000,000

b) The Preferred Stock may be issued from time to time in such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. Subject to compliance with applicable protective voting rights which may be granted to the Preferred Stock or any series of Preferred Stock in Certificates of Determination or the corporation's Articles of Incorporation, the Board of Directors is also authorized, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of the shares of that series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

6. The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

7. This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with

agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

8. Any repeal or modification of the foregoing provisions of Sections 6 and 7 by the shareholders of this corporation shall not adversely affect any right or protection of an agent of this corporation existing at the time of such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, declare that I am the person who executed these Articles of Incorporation, which execution is my act and deed.

Executed on 06/03/2021

LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]

eyecbetter

Hi everyone,
You should have just received the announcement about our upcoming crowdfunding campaign and the investment perks.

This current email is for those on the short list of our loyal investors. Please note that you will also get an additional 10% bonus due to your loyalty. This 10% is stackable onto the perks mentioned to the general email just sent.

We appreciate you!
Warmly,
Joel


You + us
= vision saved
LiNK iN BiO
eyecbetter
Exciting news! We plan to launch crowdfunding soon!
This means you may have a chance to actually invest & own a piece of the company that is pioneering healthcare for glaucoma and preventing blindness.
because life is worth seeing....
eyecbetter
eyecbetter 3d
Exciting news is coming soon! Follow us to stay connected and learn about ways you can prevent blindness and become part of the glaucoma revolution with our soon-to-launch crowdfunding campaign.
Link in bio
#crowdfunding #fundraising #preventblindness #glaucoma #ophthalmology #optometry #medtech #medicaldevice #remotepatientmonitoring #digitaltherapeutic #digitalhealth #wearables #patientoutcomes #medicationadherance #eyecbetter
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Coming Soon
EYECBETTER PLANS TO LAUNCH CROWDFUNDING!
THIS MEANS YOU MAY HAVE A CHANCE TO ACTUALLY INVEST & OWN A PIECE OF THE COMPANY THAT IS TRANSORMING VISION HEALTHCARE.
eyecbetter
LINK IN BIO
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

eyecbetter

eyecbetter 1d

Exciting news is coming soon! Follow us to stay connected and learn about ways you can prevent blindness and become part of the glaucoma revolution with our soon-to-launch crowdfunding campaign.

Link in bio

#crowdfunding #fundraising #preventblindness #glaucoma #ophthalmology #optometry #medtech #medicaldevice #remotepatientmonitoring #digitaltherapeutic #digitalhealth #wearables #patientoutcomes #medicationadherance #eyecbetter

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eyecbetter
Because Life is Worth Seeing
*This is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.
HELP US REVOLUTIONIZE GLAUCOMA CARE & PREVENT BLINDNESS
Coming Soon...... eyecbetter is launching a crowdfunding campaign and you can be a part of it! Follow us for exciting updates!
LINK IN BIO
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
eyecbetter
eyecbetter 4d
Exciting news is coming soon! Follow us to stay connected and learn about ways you can prevent blindness and become part of the glaucoma revolution with our soon-to-launch crowdfunding campaign.
Link in bio
#crowdfunding #fundraising #preventblindness #glaucoma #ophthalmology #optometry #medtech #medicaldevice #remotepatientmonitoring #digitaltherapeutic #digitalhealth #wearables #patientoutcomes #medicationadherance #eyecbetter
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Twitter View on Twitter

eyecbetter @EyeCB... • Just now

Exciting news is coming soon! Follow us to stay connected and learn about ways you can prevent blindness and become part of the glaucoma revolution.

#crowdfunding #fundraising #preventblindness #glaucoma #ophthalmology #optometry #wearables #medtech #medicaldevice


eyecbetter

Join our glaucoma revolution.

We're gearing up for a big announcement, and can't wait to share the details with you. Are you ready to **redefine vision healthcare** with us?

eyecbetter

Hello eyecbetter Friends & Family,

We are thrilled to announce that we are on the brink of a revolutionary breakthrough in eye care and will launching a crowdfunding campaign soon.

Stay tuned! More updates to follow as we approach this exciting day.

Please follow us on social media to stay connected for groundbreaking updates!

Thank you for your support- *because life is worth seeing.....*

Warm Regards,

Dr. Joel Solano
Founder & CEO


eyecbetter
Because Life is Worth Seeing
*This is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.

View this email in your browser

eyecbetter


eyecbetter
Crowdfunding
Updates
eyecbetter
eyecbetter
www.eyecbetter.com

Join our glaucoma revolution!

Are you ready to redefine vision healthcare with us?

Are you able to guess when our campaign is going live???

Campaign coming SOON!

---

eyecbetter

Hello eyecbetter Friends & Family,

We will be launching our crowdfunding campaign very soon and you will have an opportunity to support our visionary movement to transform glaucoma healthcare and to own a piece of eyecbetter.

Note that due to Reg CF compliance guidelines we are unable to give the exact date of our live campaign launch. We can, however, share that it is ***coming soon***!

We can also share that there will be ***investment perks in the form of bonus shares***, greatest for those of you who join within the first two days of launch. The morning that our campaign goes live, we will be sharing that with all of you on this email list so you may take advantage of this bonus offering.

Here is a preview of the investment perks we will be offering the day our campaign is live:

Time Based Perks for You:

- **Invest within the first 2 days and receive 15% bonus shares**
- **Invest within the first 5 days and receive 10% bonus shares**
- **Invest within the first week and receive 5% bonus shares**

Invest in a movement that we believe will transform glaucoma care as we know it with our no-touch, no-airpuff, wearable solutions. Because life is worth seeing!

Dr. Joel Solano
Founder & CEO
eyecbetter

International Investors Please Note the Following:

We do accept international investor with a few exceptions (see below). Specifically, you are not required to have a US address, phone number, or bank account. If you are having difficulties with setting up your new account, please reach out to me at drjoelsolano@eyecbetter.com so that I can connect you with the Investor Experience team at StartEngine.

We do not accept investors from Canada, Afghanistan, Belarus, Côte D'Ivoire (Ivory Coast), Cuba,the Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, the People's Republic of China, Russia, Sudan, Syria, Zimbabwe, Kazakhstan, and Cambodia. We only will accept investors from the UK if they are accredited.
